Via Facsimile and U.S. Mail
Mail Stop 4720

February 1, 2010

Mr. Dongdong Lin
Chief Executive Officer, and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shangdon, China 273100

Re: Sunwin International Neutraceuticals, Inc.
From 10-K for the Period Ended April 30, 2009
Filed July 29, 2009
File No. 000-53595

Dear Mr. Lin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

1. Please disclose a description of "permanent differences" and "abatement of foreign income taxes. In addition, disclose the federal statutory rate used in calculating "income tax provision at federal statutory rate" and the reason for differences between the rates used between the periods presented.

Note 9 – Stockholders' Equity
Common Stock Purchase Warrants, page F-20

2. Please tell us how you accounted for the reduction in the exercise price of warrants to $0.15 per share on February 20, 2009. Please reference the authoritative literature you relied upon to support your accounting.

Note 10 – Consulting Agreements and Commitments
Consulting Agreements, page F-21

3. Please quantify the amount of service compensation waived by China Direct Investments, Inc and how you accounted for the waiver.

Note 13 – Subsequent Events, page F-24

4. You disclose that you converted a wholly owned subsidiary into a limited liability company, Sunwin USA, LLC, and issued 45% ownership in this entity to Wild Flavors. You disclose that you no longer consolidate Sunwin USA, LLC as certain approval, veto and minority rights held by Wild Flavors overcome the presumption of consolidation under FASB ASC 810-10-25-5. Please revise to describe the terms of the minority rights and the level of involvement Wild Flavors now has over the operations of Sunwin USA. Furthermore, explain the reason for granting control over Sunwin USA to Wild Flavors.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dongdong Lin
Sunwin International Neutraceuticals, Inc.
February 1, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant